UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             McLeodUSA Incorporated
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   582266 10 2
                                 (CUSIP Number)

                                Edward M. Gleason
                           Alliant Energy Corporation
              222 West Washington Avenue, Madison, Wisconsin 53703
                                 (608) 252-3311
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    Voluntary
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                             -----------------------------
CUSIP No. 582266 10 2                                   Page 2 of 21 pages
----------------------                             -----------------------------

=========== ====================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Alliant Energy Corporation (formerly known as Interstate Energy Corporation)
=========== ====================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                         b)  |X|

=========== ====================================================================
 3          SEC USE ONLY


=========== ====================================================================
 4          SOURCE OF FUNDS*

                    00 (See Item 3)
=========== ====================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANTTO ITEMS 2(d) OR 2(e)                                    |_|


=========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin
=========== =============== ========= ==========================================
                              7       SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            ========= ==========================================
                              8       SHARED   VOTING POWER
       BENEFICIALLY                            9,683,596 (See Item 5)

         OWNED BY           ========= ==========================================
                              9       SOLE DISPOSITIVE POWER
           EACH                                0

        REPORTING           ========= ==========================================
                              10      SHARED DISPOSITIVE POWER
          PERSON
                                               9,683,596 (See Item 5)
           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,683,596 (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |_|

                     Not Applicable
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%

=========== ====================================================================
14
            TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 582266 10 2                                   Page 3 of 21 pages
----------------------                             -----------------------------

=========== ====================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alliant Energy Resources, Inc. (formerly known as Alliant Industries, Inc.)
=========== ====================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                         b)  |X|

=========== ====================================================================
 3          SEC USE ONLY


=========== ====================================================================
 4          SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANTTO ITEMS 2(d) OR 2(e)                                    |_|


=========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin
=========== =============== ========= ==========================================
                              7       SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            ========= ==========================================
                              8       SHARED VOTING POWER
       BENEFICIALLY                            9,683,596 (See Item 5)

         OWNED BY           ========= ==========================================
                              9       SOLE DISPOSITIVE POWER
           EACH                                0

        REPORTING           ========= ==========================================
                              10      SHARED DISPOSITIVE POWER
          PERSON
                                               9,683,596 (See Item 5)
           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,683,596 (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |_|

                     Not Applicable
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%

=========== ====================================================================
14
            TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 582266 10 2                                   Page 4 of 21 pages
----------------------                             -----------------------------

=========== ====================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Alliant Energy Investments, Inc. (formerly known as IES Investments, Inc.)
=========== ====================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                         b)  |X|

=========== ====================================================================
 3          SEC USE ONLY


=========== ====================================================================
 4          SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANTTO ITEMS 2(d) OR 2(e)                                    |_|

                     Not Applicable
=========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Iowa
=========== =============== ========= ==========================================
                              7       SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            ========= ==========================================
                              8       SHARED VOTING POWER
       BENEFICIALLY                            9,683,596 (See Item 5)

         OWNED BY           ========= ==========================================
                              9       SOLE DISPOSITIVE POWER
           EACH                                0

        REPORTING           ========= ==========================================
                              10      SHARED DISPOSITIVE POWER
          PERSON
                                               9,683,596 (See Item 5)
           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,683,596 (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |_|

                     Not Applicable
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%

=========== ====================================================================
14
            TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 582266 10 2                                   Page 5 of 21 pages
----------------------                             -----------------------------

=========== ====================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Heartland Properties, Inc.
=========== ====================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                         b)  |X|

=========== ====================================================================
 3          SEC USE ONLY


=========== ====================================================================
 4          SOURCE OF FUNDS*

                    00(see Item 3)
=========== ====================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANTTO ITEMS 2(d) OR 2(e)                                    |_|

                    Not Applicable
=========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Wisconsin
=========== =============== ========= ==========================================
                              7       SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            ========= ==========================================
                              8       SHARED VOTING POWER
       BENEFICIALLY                            9,683,596 (See Item 5)

         OWNED BY           ========= ==========================================
                              9       SOLE DISPOSITIVE POWER
           EACH                                0

        REPORTING           ========= ==========================================
                              10      SHARED DISPOSITIVE POWER
          PERSON
                                               9,683,596 (See Item 5)
           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     9,683,596 (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |_|

                     Not Applicable
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.7%

=========== ====================================================================
14
            TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                             -----------------------------
CUSIP No. 582266 10 2                                   Page 6 of 21 pages
----------------------                             -----------------------------

=========== ====================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Interstate Power Company
=========== ====================================================================
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                         b)  |X|

=========== ====================================================================
 3          SEC USE ONLY


=========== ====================================================================
 4          SOURCE OF FUNDS*

                    Not Applicable
=========== ====================================================================
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANTTO ITEMS 2(d) OR 2(e)                                    |_|

                    Not Applicable
=========== ====================================================================
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
=========== =============== ========= ==========================================
                              7       SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES            ========= ==========================================
                              8       SHARED VOTING POWER
       BENEFICIALLY                            45,000 (See Item 5)

         OWNED BY           ========= ==========================================
                              9       SOLE DISPOSITIVE POWER
           EACH                                0

        REPORTING           ========= ==========================================
                              10      SHARED DISPOSITIVE POWER
          PERSON
                                               45,000 (See Item 5)
           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     45,000 (See Item 5)

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |_|

                     Not Applicable
=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     .06%

=========== ====================================================================
14
            TYPE OF REPORTING PERSON*

                     CO

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          This statement relates to the Class A Common Stock, $.01 par value, of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street SW, P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

Item 2.   Identity and Background

          This statement is filed on behalf of the following entities:

          (1) Alliant Energy Corporation (formerly known as Interstate Energy Corporation), a Wisconsin corporation ("AEC"), whose principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703. AEC is a registered public utility holding company with both utility (including electric and natural gas) and nonutility (including energy-related, transportation and real estate development) businesses.

          (2) Alliant Energy Resources, Inc. (formerly known as Alliant Industries, Inc.), a Wisconsin corporation and wholly-owned subsidiary of AEC ("Alliant"), whose principal executive offices are located at 222 West Washington Avenue, Madison, Wisconsin 53703. Alliant is the holding company for all nonutility businesses of AEC. Alliant's subsidiaries are engaged in business development in environmental and engineering services, affordable housing and energy services and energy-related, transportation and real estate development businesses.

          (3) Alliant Energy Investments, Inc. (formerly known as IES Investments Inc.), an Iowa corporation and direct wholly-owned subsidiary of Alliant and indirect wholly-owned subsidiary of AEC ("Alliant Investments"), whose principal executive offices are located at Alliant Tower, 200 First Street, S.E., Cedar Rapids, Iowa 52401. The principal business of Alliant Investments is to invest in, develop and/or manage investment and financial business ventures.

          (4) Heartland Properties, Inc., a Wisconsin corporation and direct wholly-owned subsidiary of Alliant Investments and indirect wholly-owned subsidiary of each of Alliant and AEC ("HPI"), whose principal executive offices are located at 122 West Washington Avenue, Madison, Wisconsin 53703. The principal business of HPI is to invest in affordable housing.

          (5) Interstate Power Company, a Delaware corporation and subsidiary of AEC ("IPC"), whose principal executive offices are located at 1000 Main Street, P.O. Box 769, Dubuque, Iowa 52004. IPC is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity. IPC also engages in the distribution and sale of natural gas.

          (a)-(c) and (f) The name, business address, present principal occupation or employment, citizenship and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of AEC, Alliant, Alliant Investments, HPI and IPC, respectively, is set forth below.

ALLIANT ENERGY CORPORATION (AEC)

          Each of the directors and executive officers of AEC is a citizen of the United States of America. The business address of each of the directors and executive officers of AEC is 222 West Washington Avenue, Madison, Wisconsin 53703, except as otherwise indicated.

     Name/Address                           Title
     ------------                           -----
Executive Officers

Erroll B. Davis, Jr.                    President and Chief Executive Officer

William D. Harvey                       Executive Vice President-Generation

Thomas M. Walker                        Executive   Vice   President  and  Chief
                                        Financial Officer

Michael R. Chase                        Executive    Vice    President-Corporate
1000 Main Street                        Services
P.O. Box 769
Dubuque, Iowa  52004

James E. Hoffman                        Executive     Vice   President-Business
Alliant Tower                           Development
200 First Street, S.E.
Cedar Rapids, IA  52401

Eliot G. Protsch                        Executive Vice President-Energy Delivery
Alliant Tower
200 First Street, S.E.
Cedar Rapids, IA  52401

Barbara J. Swan                         Executive  Vice  President  and  General
                                        Counsel

Pamela J. Wegner                        Executive    Vice    President-Corporate
                                        Services

John E. Ebright                         Vice President-Controller

Edward M. Gleason                       Vice  President-Treasurer  and Corporate
                                        Secretary

Directors

Alan B. Arends                          Chairman  of the Board of  Directors  of
P.O. Box 1206                           Alliance    Benefit   Group    Financial
Albert Lea, MN  56007                   Services  Corp.,  an  employee  benefits
                                        company

Erroll B. Davis, Jr.                    President and Chief Executive Officer of
                                        AEC

     Name/Address                           Title
     ------------                           -----

Rockne G. Flowers                       Chief   Executive   officer   of  Nelson
P.O. Box 600                            Industries,   Inc.,  a  muffler  filler,
Stoughton, WI  53589                    industrial  silencer,  and active  sound
                                        and vibration control technology and manufacturing firm

Joyce L. Hanes                          Director   and   Chairman   of   Midwest
15936 310th Street                      Wholesale Inc.
Mason City, IA  50401

Lee Liu                                 Chairman of the Board of AEC
Alliant Tower
200 First Street, S.E.
Cedar Rapids, IA  52401

Katharine C. Lyall                      President,   University   of   Wisconsin
University of Wisconsin System          System, Madison, Wisconsin
1720 Van Hise Hall
1220 Linden Drive
Madison, WI  53706

Arnold M. Nemirow                       Chairman,  President and Chief Executive
P.O. Box 1028                           Officer  of  Bowater,  Inc.,  a pulp and
Greenville, SC  29602                   paper manufacturer.

Milton E. Neshek                        Special   Consultant   to  the  Kikkoman
1335 Geneva National Avenue,            Corporation,    and   General   Counsel,
   North                                Secretary   and   Manager,   New  Market
Lake Geneva, WI  53147                  Development,  Kikkoman  Foods,  Inc.,  a
                                        food products manufacturer

Jack R. Newman                          Partner of Morgan,  Lewis & Bockius,  an
Morgan, Lewis & Bockius                 international law firm
1800 M Street NW
Washington, DC  20036

Judith D. Pyle                          Vice   Chair  of  The  Pyle   Group,   a
The Pyle Group                          financial services company
3500 Corben Court
Madison, WI  53704

Robert D. Ray                           Retired  President  and Chief  Executive
300 Walnut Street                       Officer of IASD Health Services Inc., an
Suite 807                               insurance firm
Des Moines, IA  50309

     Name/Address                           Title
     ------------                           -----

David Q. Reed                           Independent practitioner of law
Mark Twain Tower
Suite 1210
106 West 11th Street
Kansas City, Missouri  64105

Robert W. Schlutz                       President  of  Schlutz  Enterprises,   a
Schlutz Enterprises                     diversified    farming   and   retailing
14812 N. Avenue                         business
P.O. Box 269
Columbus Junction, Iowa  52738


Wayne H. Stoppelmoor                    Vice Chairman of the Board of AEC
1000 Main Street
P.O. Box 769
Dubuque, IA  52004

Anthony R. Weiler                       Senior  Vice  President,  Merchandising,
Heilig-Meyers Company                   for  Heilig-Meyers  Company,  a national
12560 West Creek Parkway                furniture retailer
Richmond, Virginia  23230


ALLIANT ENERGY RESOURCES, INC. (ALLIANT)
----------------------------------------

          Each of the directors and executive officers of Alliant is a citizen of the United States of America. The business address of each of the directors and executives officers of Alliant is 222 West Washington Avenue, Madison, Wisconsin 53703, except as otherwise indicated.

     Name/Address                           Title
     ------------                           -----


Executive Officers

Erroll B. Davis, Jr.                    Chief Executive Officer

James E. Hoffman                        President
Alliant Tower
200 First Street, S.E.
Cedar Rapids, IA  52401

Claire Fulenwider                       Vice  President-Business  Development  &
                                        Planning

     Name/Address                           Title
     ------------                           -----


Thomas L. Aller                         Vice President
Alliant Tower
200 First Street, S.E.
Cedar Rapids, IA  52401

John E. Ebright                         Vice President-Controller

Edward M. Gleason                       Vice   President-Treasurer  &  Corporate
                                        Secretary

Directors

The directors of Alliant are the same as the directors of AEC (see above).

ALLIANT ENERGY INVESTMENTS, INC. (ALLIANT INVESTMENTS)

          Each of the directors and executive officers of Alliant Investments is a citizen of the United States of America. The business address of each of the directors and executive officers of Alliant Investments is Alliant Tower, 200 First Street, S.E., Cedar Rapids, IA 52401, except as otherwise indicated.

     Name/Address                           Title
     ------------                           -----


Executive Officers

James E. Hoffman                        President

Thomas L. Aller                         Vice President

Edward M. Gleason                       Treasurer and Secretary
222 West Washington Avenue
Madison, WI  53703

Directors

Erroll B. Davis, Jr.                    President and Chief Executive Officer of
222 West Washington Avenue              AEC
Madison, WI  53703

James E. Hoffman                        President of Alliant Investments

Thomas L. Aller                         Vice President of Alliant Investments

HEARTLAND PROPERTIES, INC. (HPI)

          Each of the directors and executive officers of HPI is a citizen of the United States of America. The business address of each of the directors and executive officers of HPI is 122 West Washington Avenue, Madison, Wisconsin 53703, except as otherwise indicated.

     Name/Address                           Title
     ------------                           -----


Executive Officers
Ruth A. Domack                          President

E. Dean Baumgardner                     Vice President

Henry D. Wertheimer                     Vice President and Treasurer

John W. Stoneman                        Vice President and Secretary

Cynthia L. Dockus                       Controller


Directors

Thomas L. Aller
Alliant Tower
200 First Street, Southeast             Vice President of Alliant Investments
Cedar Rapids, IA  52401

Ruth A. Domack
John E. Ebright                         Vice President - Controller of Alliant
222 West Washington Avenue
Madison, WI  53703

Edward H. Gleason
222 West Washington Avenue              Vice President - Treasurer and Corporate
Madison, WI  53703                      Secretary of AEC

James E. Hoffman
Alliant Tower
200 First Street, Southeast             President of Alliant
Cedar Rapids, IA  52401

INTERSTATE POWER COMPANY (IPC)

          Each of the directors and executive officers of IPC is a citizen of the United States of America. The business address of each of the directors and executive officers of IPC is 1000 Main Street, P.O. Box 769, Dubuque, IA 52004, except as otherwise indicated.

     Name/Address                           Title
     ------------                           -----

Executive Officers

Erroll B. Davis, Jr.                    Chief Executive Officer
222 West Washington Avenue
Madison, WI  53703

Michael R. Chase                        President


Barbara J. Swan                         Executive  Vice  President  and  General
222 West Washington Avenue              Counsel
Madison, WI  53703

Pamela J. Wegner                        Executive    Vice    President-Corporate
222 West Washington Avenue              Secretary
Madison, WI  53703

Dean E. Ekstrom                         Vice President-Sales and Services
Alliant Tower
200 First Street, S.E.
Cedar Rapids, IA  52401

Dale R. Sharp                           Vice President Engineering & Standards

John E. Ebright                         Vice President-Controller
222 West Washington Avenue
Madison, WI  53703

Edward M. Gleason                       Vice   President-Treasurer  &  Corporate
222 West Washington Avenue              Secretary
Madison, WI  53703





Directors

The directors of IPC are the same as the directors of AEC (see above).

          (d)-(e) During the last five years neither AEC, Alliant, Alliant Investments, HPI nor IPC and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          On April 21, 1998, the three-way business combination (the "Merger") between WPL Holdings, Inc., a holding company incorporated under the laws of the State of Wisconsin ("WPLH"), IES Industries Inc., a holding company incorporated under the laws of the State of Iowa ("IES Industries"), and IPC, was consummated in accordance with the terms of an Agreement and Plan of Merger, dated as of November 10, 1996 (as amended on May 22, 1996 and August 16, 1996) by and among WPLH, IES Industries and IPC, among others. In the Merger, WPLH, as the surviving holding company, changed its name to Interstate Energy Corporation and then to Alliant Energy Corporation. AEC is now the parent holding company of Wisconsin Power and Light Company, IES Utilities Inc., IPC and Alliant. Following the Merger, Alliant Investments, which prior to the Merger was an indirect wholly-owned subsidiary of IES Industries, continued as an indirect wholly-owned subsidiary of AEC as the surviving holding company. On April 21, 1999, HPI, which prior thereto was a wholly-owned subsidiary of Alliant, became a wholly-owned subsidiary of Alliant Investments. In connection with this reorganization, Alliant Investments transferred its shares of Company Class A Common Stock to HPI, its wholly-owned subsidiary. As a result of these transactions, AEC may be deemed to beneficially own the shares of the Company's Class A Common Stock held by IPC and HPI. IPC and HPI are the record holders of such shares.

Item 4.   Purpose of Transaction

          Shares of the Company's Class A Common Stock were acquired by AEC as a result of the Merger. HPI (and originally Alliant Investments) and IPC acquired the shares for investment purposes. The acquisitions were not made in connection with the Merger.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Alliant Investments beneficially ownes 9,638,596 shares of the Company's Class A Common Stock, which represents approximately 12.7% of the outstanding shares of the Company's Class A Common Stock. These shares are now held by HPI. Alliant Investments, as the direct parent corporation of HPI, and Alliant, as the direct parent corporation of Alliant Investments, may be deemed to beneficially own the shares of the Company's Class A Common Stock owned by HPI.

          IPC beneficially owns 45,000 shares of the Company's Class A Common Stock, which represents approximately .06% of the outstanding shares of the Company's Class A Common Stock.

          AEC, as the parent holding company of Alliant Investments and IPC, may be deemed to beneficially own the shares of the Company's Class A Common Stock beneficially owned by HPI and IPC, all of which constitutes 9,683,596 shares of the Company's Class A Common Stock (approximately 12.7% of the outstanding shares of the Company's Class A Common Stock).

          Each of the executive officers and directors of AEC, Alliant, Alliant Investments, HPI and IPC beneficially owns the aggregate number of shares of the Company's Class A Common Stock set forth below after his or her name. Except as indicated in the footnotes, the persons listed below have sole voting and investment power over the shares beneficially owned. The shares held by each of the persons listed below represent less than 0.10% of the outstanding shares of the Company's Class A Common Stock.


                                              Number of Shares of Class A
      Name                                    Common Stock Beneficially Owned
      ----                                    -------------------------------

Thomas L. Aller                                           1,825(1)
Alan B. Arends                                               200
E. Dean Baumgardner                                             0
Michael R. Chase                                             500
Erroll B. Davis, Jr.                                      1,000
Ruth A. Domack                                                  0
Cynthia L. Dockus                                               0
John E. Ebright                                           1,100(2)
Dean E. Ekstrom                                                 0
Rockne G. Flowers                                               0
Claire Fulenwider                                               0
Edward M. Gleason                                               0
Joyce L. Hanes                                                  0
William D. Harvey                                               0
James E. Hoffman                                             250
Lee Liu                                                  46,575(3)
Katharine C. Lyall                                              0
Arnold M. Nemirow                                               0
Milton E. Neshek                                                0
Jack R. Newman                                            1,291(4)
Eliot G. Protsch                                             500
Judith D. Pyle                                                  0
Robert D. Ray                                             1,000
David Q. Reed                                                600
Robert W. Schlutz                                         5,050
Dale R. Sharp                                                   0
John W. Stoneman                                                0
Wayne H. Stoppelmoor                                         500
Barbara J. Swan                                                 0
Thomas M. Walker                                                0
Pamela Wegner                                                   0
Anthony R. Weiler                                               0

                                              Number of Shares of Class A
      Name                                    Common Stock Beneficially Owned
      ----                                    -------------------------------


Henry D. Wertheimer                                             0

--------------------
(1) Includes 475 shares held by Mr. Aller's wife and 200 shares held by his daughter.
(2) Represents shares held by Mr. Ebright's wife.
(3) Includes 7,200 shares held by Mr. Liu's wife and options to acquire 34,375 shares.
(4) Includes 41 shares held by Mr. Newman's wife.

          (c) See Item 4. In addition, on May 18, 1999, HPI sold 639,692 shares of Class A Common Stock for $55.62 per share pursuant to a registration statement filed by the Company under the Securities Act of 1933.

          (d) Not applicable

          (e) Not applicable

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Alliant Investments, Clark E. McLeod and Mary E. McLeod, Midwest Capital Group, Inc. and MWR Investments Inc. (collectively, the "Investor Stockholders") and the Company have, with respect to the respective shares of capital stock owned by each such Investor Stockholder, entered into an investment agreement, as amended (the "Investor Agreement"), effective as of June 10, 1996, which provides that each Investor Stockholder, for so long as each Investor Stockholder owns at least 10% of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Investor Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at nine directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by Alliant Investments (for so long as Alliant Investments owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by Midwest Capital Group, Inc. (for so long as Midwest Capital Group, Inc. owns at least 10% of the outstanding capital stock of the Company); (iv) cause to be elected to the Board of Directors of the Company three directors who are executive offices of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary
E. McLeod own at least 10% of the outstanding capital stock of the Company); and
(v) cause to be elected to the Board of Directors of the Company four independent directors nominated by the Board of Directors of the Company (subject to certain exceptions).

          On June 14, 1997, certain shareholders of Consolidated Communications Inc. ("CCI") (collectively, the "CCI Shareholders"), the Company and the Investor Stockholders entered into a Stockholders' Agreement (as amended, the "1997 Stockholders' Agreement"), which became effective on September 24, 1997. Pursuant to the 1997 Stockholders' Agreement, which amends and restates certain agreements contained in the Investor Agreement among the parties thereto, each Investor Stockholder and the CCI Shareholders, for so long as each such party owns at least 10% of the outstanding Class A Common

Stock, shall, for a period of three years after the effective date of the 1997 Stockholders' Agreement (subject to certain exceptions), vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by Alliant Investments (for so long as Alliant Ivestments owns at least 10% of the outstanding Class A Common Stock); (iii) cause to be elected to the Board one director designated by MidAmerican (for so long as MidAmerican owns at least 10% of the outstanding Class A Common Stock); (iv) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively own at least 10% of the Class A Common Stock); (v) cause Richard A. Lumpkin to be elected to the Board (for so long as the CCI Shareholders collectively own at least 10% of the outstanding Class A Common Stock); and (vi) cause to be elected to the Board four non-employee directors nominated by the Board. In addition, the 1997 Stockholders' Agreement provides that if the Company grants any Investor Stockholder or CCI Shareholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Investor Stockholders and CCI Shareholders the same opportunity to register their pro rata portion of the Company equity securities owned by them. The other operative provisions of the Investor Agreement remain unchanged in the 1997 Stockholders' Agreement.

          On  November  18,  1998,  the  former  CCI  Shareholders  and  certain permitted transferees of such shareholders (collectively, the "Former CCI Shareholders"), the Company, IES Investments, Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin, entered into a Stockholders' Agreement (the "1998 Stockholders' Agreement"), which supersedes, as provided therein, the 1997 Stockholders' Agreement. Pursuant to the 1998 Stockholders' Agreement, Alliant Investments, Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin (collectively, the "Principal Stockholders"), for so long as each such party owns at least 4,000,000 shares of the Class A Common Stock, shall, for the period ending on December 31, 2001, vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES (for so long as IES owns at least 4,000,000 shares of the Class A Common Stock);
(iii) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (iv) cause Richard A. Lumpkin to be elected to the Board (for so long as the Former CCI Shareholders and Richard A. Lumpkin collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (v) cause to be elected to the Board a director nominated by the Board to replace a director designated by a Principal Stockholder, as provided above, because the director no longer can or will serve as a director; and (vi) cause to be elected to the Board up to six non-employee directors nominated by the Board. The 1998 Stockholders' Agreement provides that until December 31, 2001, IES and its affiliates will not directly or indirectly acquire any Company securities, except as permitted by the 1998 Stockholders' Agreement. The 1998 Stockholders' Agreement further provides that, until December 31, 2001, and subject to certain exceptions, no Principal Stockholder will sell or otherwise dispose of any equity securities of the Company without the consent of the Board. In addition, the Stockholders' Agreement provides that if the Company grants any Principal Stockholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Principal Stockholders the same opportunity to register their pro rata portion of the Company equity securities owned by them. Certain sections of the 1997 Stockholders' Agreement are superseded on the terms contemplated in the 1998 Stockholders' Agreement.

          On January 7, 1999, the former CCI Shareholders and certain permitted transferees of such shareholders (collectively, the "Former CCI Shareholders"), the Company, Alliant Investments, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin and M/C Investors LLC and Media/Communications Partners III Limited Partnership (collectively, the "New Stockholders"), entered into a Stockholders' Agreement (the "1999 Stockholders' Agreement"). Alliant Investments, the McLeods, Lumpkin and the Former CCI Shareholders are referred to collectively as the "1998 Stockholders." Pursuant to the 1999 Stockholders' Agreement, each 1998 Stockholder, for so long as each such party owns at least 4,000,000 shares of the Class A Common Stock, shall, for the period ending on December 31, 2001, vote such party's shares and take all action within its power to (i) establish the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by the New Stockholders (for so long as the New Stockholders own at least 2,500,000 shares of the Class A Common Stock); (iii) cause to be elected to the Board a director nominated by the Board to replace a director designated by the New Stockholders, as provided above; (iv) establish and maintain the size of the Board at up to eleven directors; and (v) cause to be elected to the Board up to five non-employee directors nominated by the Board. Pursuant to the 1999 Agreement, the New Stockholders, for so long as they collectively and continuously own at least 2,500,000 shares of Class A Common Stock, shall, for the period ending on December 31, 2001, vote their shares and take all action with their power to (i) establish and maintain the size of the Board at up to eleven directors; (ii) cause to be elected to the Board one director designated by IES Investments (for so long as IES Investments owns at least 4,000,000 shares of Class A Common Stock); (iii) cause to be elected to the Board three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark and Mary McLeod collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (iv) cause Richard A. Lumpkin to be elected to the Board (for so long as the Former CCI Shareholders and Richard A. Lumpkin collectively beneficially and continuously own at least 4,000,000 shares of the Class A Common Stock); (v) cause to be elected to the Board a director nominated by the Board to replace a director designated by a Principal Stockholder, as provided above, because the director no longer can or will serve as a director; (vi) cause to be elected to the Board up to five non-employee directors nominated by the Board; and (vii) cause to be elected to the Board one director designated by the New Stockholders (for so long as the New Stockholders collectively beneficially and continuously own at least 2,500,000 shares of Class A Common Stock). The 1999 Stockholders' Agreement further provides that, until December 31, 2001, and subject to certain exceptions, no New Stockholder will sell or otherwise dispose of any equity securities of the Company without the consent of the Board. In addition, the 1999 Stockholders' Agreement provides that if the Company grants any Principal Stockholder the opportunity to register equity securities of the Company under the Securities Act of 1933, the Company will grant all other Principal Stockholders the same opportunity to register their pro rata portion of the Company equity securities owned by them.

          The  foregoing  descriptions  of  the  Investor  Agreement,  the  1997
Stockholders' Agreement, the 1998 Stockholders' Agreement and the 1999 Stockholders' Agreement are qualified in their entirety by reference to the Investor Agreement and 1997 Stockholders' Agreement, which were previously filed as exhibits to this Schedule and are incorporated herein by reference, and the 1999 Stockholders' Agreement and 1998 Stockholders' Agreement, which are filed as exhibits to this Schedule and are incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits

          1. Form of Investor Agreement dated as of April 1, 1996 among the Company, IES Investments, Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod and Mary E. McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Form S-1 Registration Statement, as amended, dated June 7, 1996, Registration No. 333-3112 and incorporated by reference herein).

          2.  Stockholders'  Agreement  dated  as of June  14,  1997  among  the
Company, certain shareholders of Consolidated Communications Inc., IES Investments, Midwest Capital Group, Inc., MWR Investments Inc., Clark E. McLeod and Mary E. McLeod and certain other stockholders (previously filed with the Securities and Exchange Commission as Exhibit 4.12 to the Company's Amendment No. 2 to Form S-4 Registration Statement, as filed on July 25, 1997, Registration No. 333-27647 and incorporated by reference herein).

          3. Stockholders' Agreement dated as of November 18, 1998 among the Company, the former shareholders of Consolidated Communications Inc. and certain permitted transferees of such shareholders, Alliant Investments, Clark E. McLeod, Mary E. McLeod and Richard A. Lumpkin.

          4. Stockholders' Agreement dated as of January 7, 1999 among the Company, the former shareholders of Consolidated Communication Inc. and certain permitted transferees of such shareholders, Alliant Investments, Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, M/C Investors LLC and Media/Communications Partners III Limited Partnership.

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 1, 1999.
                                 ALLIANT ENERGY
                                   CORPORATION

                                 By:          /s/ Edward M. Gleason
                                              Edward M. Gleason
                                              Vice President-Treasurer and
                                                 Corporate Secretary


                                 ALLIANT ENERGY RESOURCES, INC.

                                 By:          /s/ Edward M. Gleason
                                              Edward M. Gleason
                                              Vice President-Treasurer and
                                                 Corporate Secretary


                                 ALLIANT ENERGY INVESTMENTS, INC.

                                 By:          /s/ Edward M. Gleason
                                              Edward M. Gleason
                                              Treasurer and Secretary


                                 HEARTLAND PROPERTIES, INC.

                                 By:          /s/ Ruth A. Domack
                                              Ruth A. Domack
                                              President


                                 INTERSTATE POWER COMPANY

                                 By:          /s/ Edward M. Gleason
                                              Edward M. Gleason
                                              Vice President-Treasurer and
                                                 Corporate Secretary

                                  EXHIBIT INDEX

                Exhibit
                -------

1.    Investor Agreement dated April 1, 1996                           *
2.    Stockholders' Agreement dated June 14,                           *
       1997
3.    Stockholders' Agreement dated                                    *
       November 18, 1998
4.    Stockholders' Agreement dated                                    *
       January 7, 1999

---------------
*Incorporated by reference.